SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D
(Rule 13d-102)
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)
(Amendment No. __)*
Sontra Medical Corporation

(Name of Issuer)
Common Stock, Par Value $0.01 per share

(Title of Class of Securities)
83568W 10 9

(CUSIP Number)
Allen Cato
Chief Executive Officer
Cato Holding Company
4364 South Alston Avenue
Durham, North Carolina 27713
(919) 361-2286

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
with a copy to:
Stephen T. Burdumy, Esq.
Drinker Biddle & Reath LLP
One Logan Square
18th and Cherry Streets
Philadelphia, PA 19103-6996
(215) 988-2700
September 14, 2007

(Date of Event Which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
(Continued on following pages)
(Page 1 of 8 Pages)

CUSIP NO. 83568W 10 9	13D	Page	2	of	8

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Cato Holding Company

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS*

	OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	North Carolina

	7	SOLE VOTING POWER

NUMBER OF		3,855,225

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		3,855,225

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	3,855,225

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	16.7%

14	TYPE OF REPORTING PERSON*

	CO
* SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP NO. 83568W 10 9	13D	Page	3	of	8

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Allen Cato

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS*

	OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States

	7	SOLE VOTING POWER

NUMBER OF		3,968,614

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		3,968,614

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	3,968,614

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	17.2%

14	TYPE OF REPORTING PERSON*

	IN
* SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP NO. 83568W 10 9	13D	Page	4	of	8
Item 1. Security and Issuer.
     This statement on Schedule 13D relates to shares of common stock, par value $0.01, (the “Common Stock”) of Sontra Medical Corporation (“Sontra”), a Minnesota Corporation. The principal executive offices of Sontra are located at 10 Forge Parkway, Franklin, Massachusetts 02038.
Item 2. Identity and Background.
     This Schedule 13D is being filed by Cato Holding Company, d/b/a Cato BioVentures (“Cato BioVentures”), a North Carolina Corporation. Cato BioVentures’ principal office and principal business address is 4364 South Alston Avenue, Durham, North Carolina 27713. Cato BioVentures’ principal business is an investment holding company. During the last five years, Cato BioVentures has not been convicted in a criminal proceeding. During the last five years, Cato BioVentures was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws of finding any violation with respect to such laws.
     This Schedule 13D is also being filed by Allen Cato, an individual. Allen Cato’s business address is c/o Cato BioVentures, 4364 South Alston Avenue, Durham, North Carolina, 27713. Allen Cato is currently the Chairman and Chief Executive Officer of Cato BioVentures (see previous paragraph for principal business and address of Cato BioVentures). During the last five years, Allen Cato has not been convicted in a criminal proceeding. During the last five years, Allen Cato was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws of finding any violation with respect to such laws. Allen Cato is a United States citizen.
     Officers and Directors.
     The directors of Cato BioVentures are Allen Cato, Lynda Sutton, Daniel Cato and Adrian Cato. Daniel Cato is Allen Cato’s son and Adrian Cato is Allen Cato’s spouse. The executive officers of Cato BioVentures are Lynda Sutton, President, and Shawn Singh, Chief Operating Officer. The directors and officers of Cato BioVentures have a business address of c/o Cato BioVentures, 4364 South Alston Avenue, Durham, North Carolina 27713. During the past five years, none of the directors and executive officers of Cato BioVentures have been convicted in a criminal proceeding. During the last five years, none of the directors or executive officers of Cato BioVentures was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws of finding any violation with respect to such laws. Each officer and director is a United States citizen.

CUSIP NO. 83568W 10 9	13D	Page	5	of	8
Item 3. Source and Amount of Funds or Other Consideration.
     On September 14, 2007, Sontra entered into an Agreement and Plan of Merger and Reorganization (the “Merger Agreement”) with Durham Pharmaceuticals Ltd. (d/b/a Echo Therapeutics, Inc.) (“Echo”), a North Carolina corporation, and Durham Pharmaceuticals Acquisition Co. (“Acquisition Co.”), a Delaware corporation and wholly owned subsidiary of Sontra. Pursuant to the Merger Agreement, Echo merged with and into Acquisition Co., with the surviving entity becoming a wholly owned subsidiary of Sontra. Each outstanding share of Echo common stock was canceled, extinguished and converted automatically into the right to receive 0.4356 shares of Sontra’s Common Stock.
     As a shareholder of Echo, Cato BioVentures exchanged 8,500,000 shares of Echo common stock into 3,855,225 shares of Common Stock. The exchange of stock was the sole source and amount of consideration used by Cato BioVentures to acquire Common Stock.
     As a shareholder of Echo, Allen Cato exchanged 250,000 shares of Echo common stock into 113,389 shares of Common Stock. The exchange of stock was the sole source and amount of consideration used by Allen Cato to acquire the Common Stock. Through his control of Cato BioVentures, together with the shares of Common Stock that he holds individually, Allen Cato may be deemed to beneficially control 3,968,614 shares of the Sontra’s Common Stock, or 17.2% of Sontra’s outstanding Common Stock.
     Officers and Directors.
     As a shareholder of Echo, Lynda Sutton received 938,861 shares of Common Stock in exchange for her 2,070,000 shares of Echo common stock. The exchange of stock was the sole source and amount of consideration used by Lynda Sutton to acquire the Common Stock. Lynda Sutton does not have the power to control the voting or disposition of Common Stock held by any other person and is not the beneficial owner of more than 5% of the Common Stock.
     As a shareholder of Echo, Shawn Singh received 625,907 shares of Common Stock in exchange for his 1,380,000 shares of Echo common stock. In addition, Sontra granted Shawn Singh non-qualified options to purchase 500,000 shares of Common Stock at an exercise price per share of $2.39 pursuant to an Employment Agreement entered into between Sontra and Shawn Singh dated as of September 14, 2007. One-third of the options vested upon the Employment Agreement becoming effective and one-third of the options will vest on each of the first and second anniversaries of the effective date of his Employment Agreement. To effectuate the grant of these non-qualified options, Sontra and Shawn Singh entered into a Nonqualified Stock Option Agreement dated as of September 14, 2007, effective as of the effective time of the Merger Agreement. Shawn Singh does not have the power to control the voting or disposition of Common Stock held by any other person and is not the beneficial owner of more than 5% of the Common Stock. Shawn Singh, a director of Sontra and Sontra’s Interim President (part-time) and former Chairman of the Board of Echo, will continue as Chief Operating Officer of Cato BioVentures. Through the Common Stock he owns individually and the nonqualified stock options that vested upon the effective date of the Employment Agreement, Shawn Singh may be deemed to be the beneficial owner of 792,573 shares of Common Stock.

CUSIP NO. 83568W 10 9	13D	Page	6	of	8
     The foregoing summary of certain provisions of the Merger Agreement, Employment Agreement and Nonqualified Stock Option Agreement is not intended to be complete and is qualified in its entirety by reference to the full text of such agreements.
Item 4. Purpose of Transaction.
     The matters described in Item 3 above are incorporated herein by reference.
     In connection with the merger, on September 14, 2007, Sontra confirmed and accepted the terms of a Side Letter (the “Side Letter”) with Cato BioVentures. Pursuant to the terms of the Side Letter, Cato BioVentures agreed to sell to select qualified purchasers, in one or more series of transactions, up to an aggregate of 907,112 shares of Common Stock concurrently with Sontra’s issuance and sale of shares of its equity securities in one or more series of transactions, the primary purpose of which is to raise capital, if such transaction or transactions were to occur. If such sales occur up to 60 days from the date of the Side Letter, Cato BioVentures has agreed to sell its shares at a price per share of $0.882, and if after 60 days, at a price to be determined by the parties. Sontra has agreed to reimburse Cato BioVentures for its reasonable legal fees associated with any third-party sales pursuant to the Side Letter.
     To the knowledge of Cato BioVentures and Allen Cato, there are no other plans or proposals that relate to or would result in any of the transactions referenced to in sub-items (a) – (j) of Item 4 of Schedule 13D.
Item 5. Interest in Securities of the Issuer.
     (a)-(b) As of the filing date of this Schedule 13D, Cato BioVentures may be deemed to have (i) beneficial ownership (within the meaning of Rule 13d-3 under the Exchange Act) and (ii) sole voting and dispositive power of 3,855,225 shares of Common Stock, which represents approximately 16.7% of the shares of Common Stock deemed to be outstanding pursuant to Rule 13d-3(d)(1).
     Allen Cato may be deemed to have (i) beneficial ownership (within the meaning of Rule 13d-3 under the Exchange Act) and (ii) sole voting and dispositive power of 3,968,614 shares of Common Stock which represents approximately 17.2% of the shares of Common Stock deemed to be outstanding pursuant to Rule 13d-3(d)(1).
     Officers and Directors.
     Lynda Sutton may be deemed to have (i) beneficial ownership (within the meaning of Rule 13d-3 under the Exchange Act) and (ii) sole voting and dispositive power of 938,861 shares of Common Stock, which represents approximately 4.1% of the shares of Common Stock deemed outstanding pursuant to Rule 13d-3(d)(1).
     Shawn Singh may be deemed to have (i) beneficial ownership (within the meaning of Rule 13d-3 under the Exchange Act) and (ii) sole voting and dispositive power of 792,573 shares of Common Stock, which represents approximately 3.4% of the shares of Common Stock deemed outstanding pursuant to Rule 13d-3(d)(1).

CUSIP NO. 83568W 10 9	13D	Page	7	of	8
     (c) Except as set forth in this Schedule 13D, Cato BioVentures, Allen Cato nor, to their knowledge, any of the individuals listed in Item 2 above has effected any transaction in Common Stock during the past 60 days.
     (d) Not Applicable.
     (e) Not Applicable.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
     Items 3 and 4 are incorporated herein by reference. To the knowledge of each of Cato BioVentures and Allen Cato, there are no other contracts, arrangements, understandings or relationships among them or any person (as previously named in Item 2) and other persons with respect to any securities of Sontra.
Item 7. Material to Be Filed as Exhibits.

Exhibit 7.1	Agreement and Plan of Merger and Reorganization by and among Sontra Medical Corporation, Durham Pharmaceuticals Ltd. (d/b/a Echo Therapeutics, Inc.) and Durham Pharmaceuticals Acquisition Co. dated as of September 14, 2007 and incorporated by reference to Sontra’s Current Report on Form 8-K filed on September 20, 2007.

Exhibit 7.2	Side Letter from Cato Holding Company (d/b/a Cato BioVentures) to Sontra Medical Corporation dated September 14, 2007 and incorporated by reference to Sontra’s Current Report on Form 8-K filed on September 20, 2007.

Exhibit 7.3	Employment Agreement and Nonqualified Stock Option Agreement by and between Sontra Medical Corporation and Shawn Singh dated as of September 14, 2007 and incorporated by reference to Sontra’s Current Report on Form 8-K filed on September 20, 2007.

CUSIP NO. 83568W 10 9	13D	Page	8	of	8
SIGNATURE
          After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Cato Holding Company

Date: September 24, 2007	/s/ Allen Cato Allen Cato, Chief Executive Officer

Date: September 24, 2007	/s/ Allen Cato Allen Cato, Individually